Razor Resources Inc.

PO Box 27581, 650 41st Avenue West

Vancouver, BC

Canada V5Z 4M4

Phone: (604) 267-0111

Fax: (604) 228-9528

October 21, 2005

Via Mail and Facsimile to 202-772-9218

Thomas A. Jones

Senior Attorney

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Razor Resources Inc.

Amendment No. 3 to Registration Statement on Form SB-2

Filed October 21, 2005

File No. 333-126801

Dear Mr. Jones:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Razor Resources Inc. directly at the numbers provided below.

General
  Revised and corrected as requested, Figure 4 has also been included. An additional figure (Figure 2) was also added to more accurately display Vancouver Island's location in relation to British Columbia.

  If a market for our common stock does not develop...shares, page 15
  Revised to correct error as per your comment.

  Selling Securityholders, page 17
  Revised as requested.
  Revised as requested, we have revised the last sentence to clarify that such rights would be effective upon the filing of the post effective amendment.

  Common Stock, page 26
  Corrected error on page 26. The total number of stockholders of record as of October 21, 2005 is 34. The table on page 19 includes multiple entries for two of our stockholders because they acquired shares through two separate transactions at two different prices.

  Description of Business, page 28

  In General, page 28
  Revised as requested, included additional disclosure as requested. Provided a clear statement that the company has not engaged in any material operations since inception other than the acquisition of the Mahatta property.

  Glossary and Terms, page 30
  Revised as requested, included additional terms in the glossary and deleted the definition for Gabbro.

  Conclusions, page 36

  The recently filed third amendment of our SB-2/A most accurately depicts the conclusions of the geologist Mr. Timmins. The previous sentence from the first paragraph on page 30 from the first amendment of our SB-2/A filing, "In his report, Mr. Timmins concludes that the Mahatta claim has the potential to host significant amounts of mineralization and that intensive exploration of the property is warranted," was quoted directly from Mr. Timmins Geology Report on Mahatta Claim. However your previous comments (Comment #34 'please reconcile the conclusion in the report of Mr. Timmins that the Mahatta claim has the potential to host...') made it clear that this sentence as a stand alone quote did not accurately depict the entire brunt of Mr. Timmins report.

  Furthermore, your comments (Comment #34) brought to our attention the potential conflict between this sentence and the full text of our first amendment SB-2/A. Consequently, the sentence was removed in order to eliminate any possible conflict within our SB-2/A as filed in the second amendment. This error was an unintentional result of the directly quoted Mr. Timmins conclusion from his Geology Report on Mahatta Claim without fully considering how it would be interpreted as a stand alone comment within the full text of our first amendment SB-2/A.

  We hope that this clarifies any potential confusion and concerns that may have arisen from the conclusion section as revised within the second amendment of our SB-2/A and now the third amendment of our SB-2/A.

  Revised to add further disclosure as requested.
  Revised as requested.

  Results of Operations, page 42
  Razor Resources Inc. has not paid any management fees to any of its directors or executive officers. Please see additional discloser provided as requested.
  Please see additional disclosure and details regarding our one time $3,000 consulting income recorded for the period ended July 31, 2005.

  Description of Property, page 43
  Revised to include a more detailed explanation of the terms good standing and tenure number.
  Revised as requested. Additional disclosure provided and the two references to Exhibit 4.0 have been removed.

  Report of Independent Registered Public Accounting Firm, page 47

  The auditor's report has been revised as requested.

  Statement of Stockholder's Equity, page 51

  Revised to correct errors as per your comments.

  Note 8 Purchase and Sale Agreement, page 56
  Please see additional details and explanation of the expiry date as requested.

  Interim Financial Statements

  Statement of Stockholder's Equity, page 60
  The Statement of Stockholder's Equity has been changed as requested.

  Note 2. Summary of Significant Accounting Policies, page 62
  The Company recorded $3,000 consulting income for period ended July 31, 2005. The Company provided analysis on a mining claim and the invoice was rendered by the Company to an unrelated third party on June 28, 2005. The accounting policy for this revenue is as follows:

Revenue Recognition - Revenues are generally recognized when performance is achieved and reasonable assurance regarding measurement and collectibility of the consideration exists.

Article 13 of the Staff Accounting Bulletins states

"The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
    Persuasive evidence of an arrangement exists,
    Delivery has occurred or services have been rendered,
    The seller's price to the buyer is fixed or determinable, and
    Collectibles is reasonably assured"

The Company determined that all of the abovementioned criteria have been met and the $3,000 of consulting income is realizable, and was collected on August 12, 2005, and is therefore disclosed as a current asset and a collectible receivable.

Basis of Presentation, page 62
  Revised to include standard representation of management on interim financial statements.

  Consent of Independent Registered Public Accounting Firm - Exhibit 23
  Consent of Independent Registered Public Accounting Firm has been changed, as requested.
  Updated Consent of Independent Registered Public Accounting Firm has been included, as requested.

  Exhibit 5.0
  Duly noted, we will provide all exhibits for an adequate time period before requesting acceleration of effectiveness of the registration statement.

  Signatures
  Revised to include additional signature as requested.

Thank you for your comments; we hope these revisions meet with your satisfaction.

Sincerely,

Bing Wong

President

Razor Resources Inc.